UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-35824 CUSIP Number:

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended:                  December 31, 2015

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Professional Diversity Network, Inc.
Full Name of Registrant

Former Name if Applicable

801 W. Adams Street, Suite 600
Address of Principal Executive Office (Street and Number)

Chicago, IL 60607
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Professional Diversity Network, Inc. (the “Company”) has delayed filing an amendment to its annual report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 30, 2016, for the purpose of adding information under Items 10, 11, 12, 13 and 14 of Part III previously intended to be incorporated by reference from the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for the Company’s 2016 annual meeting of shareholders (the “Form 10-K/A”), due to a delay in timely obtaining and compiling information required to complete the preparation of the Form 10-K/A. As a result of being unable to timely obtain this information, the Company is unable to file the Form 10-K/A within the prescribed time period without unreasonable effort or expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file the Form 10-K/A no later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Christopher Wesser	516	659-8560
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒  Yes ☐ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes  ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Professional Diversity Network, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 2, 2016	By:	/s/ Christopher Wesser
	Name:	Christopher Wesser
	Title:	Executive Vice President &
General Counsel